Principal Security Holders (Continued)

Below is the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Archil Cheishvili

Securities:	27,070,462
Class:	Class B Common Stock
Voting Power:	92.8%

In addition, the following table sets forth information regarding beneficial ownership of our voting stock as of the date of this offering statement (i) by each of our officers and directors who beneficially own more than 10% of any class of our voting stock; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting stock. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 201 SE 2nd Ave., Miami, FL 33131.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership[1]	Amount and Nature of Beneficial Ownership Acquirable[2]	Percent of Class[3]
Officers and Directors					
Archil Cheishvili	CEO	Class B Common Stock	27,070,462 shares	-	100.0%
All officers and directors as a group (3 persons)	-	Class A Common Stock	-	55,088 shares[2]	*
	-	Class B Common Stock	27,070,462 shares		100.0%
10% Security Holders					
Archil Cheishvili	CEO	Class B Common Stock	27,070,462 shares	-	100.0%

* Less than 1%.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)   Calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3)   A total of 44,508,967 shares of our common stock are considered to be outstanding as of the date of this Offering statement, consisting of 27,070,462 shares of Class B Common Stock and 17,438,505 shares of Class A Common Stock. We also have a total of 3,687,994 shares of voting preferred stock outstanding. We therefore have a total of 48,196,961 shares of voting capital stock outstanding.

Use of Proceeds (Continued)

The following expanded table sets forth the uses of proceeds assuming the sale of the target offering amount of $10,000, and 25%, 50%, 75% and 100% of the securities offered for sale in this offering. For further discussion, see the section entitled "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operations.*"

	If Target Offering Amount Sold		If 25% of Offering Sold		If 50% of Offering Sold		If 75% of Offering Sold		If 100% of Offering Sold	
Gross Proceeds	$	10,000.00	$	761,243.00	$	1,522,486.00	$	2,283,729.00	$	3,044,972.00
Uses										
Payroll/research and development	$	5,700	$	402,898.75	$	805,797.5	$	1,208,696.25	$	1,611,595
Sales and Marketing	$	2,910	$	,267,500	$	535,000	$	802,500	$	1,070,000
Legal	$	700	$	37,500	$	75,000	$	112,500	$	150,000
Accounting	$	200	$	16,043.25	$	32,086.5	$	48,129.75	$	64,173
Netcapital Fee (4.9%)	$	490	$	37,301	$	74,602	$	111,903	$	149,204

Description of Securities (Continued)

SAFEs

Since inception, the Company has raised $843,265 in exchange for securities called Simple Agreements for Future Equity (collectively, the "SAFEs"). The preferred stock issued or issuable to our former and current SAFE holders will be legally restricted from trading until such time as these shares meet the requirements of one or more exemptions from the general restrictions on the resale of private placement-issued securities under U.S. securities laws.

SAFEs – General

A SAFE is an agreement between an investor and a company in which an investor invests cash into a company and the company in turn issues a SAFE contract that will automatically convert into equity in the company if certain trigger events occur. SAFE instruments were developed for startup companies seeking substantial funds quickly. SAFEs like those we issued convert into equity upon the occurrence of agreed-upon events indicating that the company has reached sufficient maturity to be accurately valued. At that point the amount contributed by the investor will automatically convert into an amount of equity represented by the dollar amount contributed divided by the total valuation of the company, subject to a valuation cap or other special terms.

Our SAFEs are subject to a valuation cap. A valuation cap sets the maximum price that the SAFE instrument will convert into equity. To translate that into a share price, the valuation cap is divided by the actual valuation. If doing so results in a lower price per share, that price will apply, giving the SAFE holder shares at the valuation cap level rather than the actual valuation. For example, if the valuation cap is $1,000,000 and our actual valuation triggering the SAFE conversion is $10,000,000, the amount of shares received by the SAFE holder will be their total investment amount multiplied by 1/10 of the price per share paid by investors at the $10,000,000 valuation. In some cases other special conversion terms will apply as discussed below with respect to our specific outstanding SAFEs.

Unlike common or preferred stock, SAFEs do not represent a current equity stake and do not entitle investors to typical equity rights such as rights to dividends or voting on major corporate matters. Instead, the terms of the SAFE must be met in order for an investor to receive an equity stake with these kinds of rights. Also, unlike debt, SAFEs do not represent a right to interest payments or any current legal obligation by the SAFE issuer for the outstanding amount of a loan. If a SAFE issuer is dissolved or otherwise non-operative, SAFE holders typically have no rights to demand or receive any portion of any remaining assets, unlike debtholders and equity holders.

SAFEs – Specific Conversion Terms

The specific terms of our SAFEs, grouped with other SAFEs with the same conversion terms, follows immediately below.

In March 2020, the Company conducted a Regulation Crowdfunding offering in which it entered into approximately 1,063 SAFEs with investors for total gross proceeds of $625,390. These SAFEs had the following conversion terms: Upon an Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share

equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding immediately prior to the Equity Financing, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-2 Preferred Stock of $0.17, our implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 44,236,880, the number of shares of Safe Preferred Stock that we were required to issue to comply with these SAFEs was 3,687,994. On December 16, 2021, our Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of these SAFEs to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The SAFEs were then convertible into 3,687,994 shares of Series A-2 Preferred Stock. As a result of these conversion terms, we converted the SAFEs and issued 3,687,994 shares of Series A-2 Preferred Stock to these former SAFE holders in December 2021.

Three SAFEs issued in September and October 2019 for $65,000 in total, including $49,000 in services and the remainder in cash, are convertible in accordance with their terms as follows: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $1,000,000 or $2,000,000, depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,000,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-3 Preferred Stock of $0.17, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,102,300, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 658,800.

Three SAFEs issued in June and August 2018 for $17,875 in total. These SAFEs have the following conversion terms: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000 (for the June SAFE) or $500,000 (for the August 2018 SAFEs), depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company is required to automatically issue to these SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-4 Preferred Stock of $0.09, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 204,280.

One SAFE issued in September 2018 for $35,000 is convertible in accordance with its terms as follows: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $500,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company was required to automatically issue to this SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-5 Preferred Stock of $0.10, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 340,000 upon its conversion.

We issued a SAFE in August 2018 for $50,000, with the following conversion terms: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company was required to automatically issue to the SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation was less than or equal to the Valuation Cap (defined as $250,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-6 Preferred Stock of $0.01, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 8,000,000 upon its conversion.

Indemnification of Officers and Directors

Delaware law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our Restated Certificate of Incorporation and bylaws include provisions that eliminate, to the extent allowable under Delaware law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our Restated Certificate of Incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Delaware law. We currently hold directors' and officers' insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our Restated Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, our stockholders may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Restated Certificate of Incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for whom indemnification is sought.

Transfer Agent

Equity Stock Transfer, LLC will act as the transfer agent for the shares of Class A Common Stock issued in this offering. Colonial Stock Transfer Company, Inc., 66 Exchange Place, 1st floor, Salt Lake City, UT 84111, is the Company's transfer agent for common stock not issued through a funding portal acting as transfer agent.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this offering statement. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this offering statement, particularly in the sections titled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements".

Overview

GenesisAI Corporation was formed in the State of Delaware in July 2018. Our principal executive office is located at 201 SE 2nd Ave., Miami, FL 33131.

We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

With the GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. Our existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services.

Our AI protocol and platform and related online marketplace are not yet fully developed and to date we have not generated any revenues from our operations.

Recent Developments

Regulation A Offering

On February 18, 2022, the SEC qualified our Form 1-A Regulation A Offering Statement under the Securities Act of 1933. Pursuant to this qualification, we and the selling stockholders commenced an offering of a maximum of 17,647,058 shares of Class A Common Stock under Regulation A on a delayed or continuous basis pursuant to Rule 251(d)(3) under the Securities Act. Subsequently, we commenced our portion of the offering for to 12,352,940 shares of our Class A Common Stock at a fixed price of $4.25 per share, subject to a maximum of 70% of gross proceeds on a pro rata basis with the selling stockholders (the "Primary Offering"). The selling stockholders also commenced their offering up to 5,294,118 shares of our Class A Common Stock at a price of $4.25 per share, subject to a maximum of 30% of gross proceeds on a pro rata basis with the Primary Offering (the "Secondary Offering"). Both the Primary Offering and Secondary Offering are being conducted as a single "Tier 2 Offering" under Regulation A (the "Offering"). The Primary Offering and Secondary Offering are occurring simultaneously. The Primary Offering is being conducted on a "best-efforts" basis, which means our directors and officers are using their commercially reasonable best efforts in an attempt to offer and sell the shares. Our directors and officers are not receiving any commission or any other remuneration for these sales. In offering the securities on our behalf, the directors and officers are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act. The Secondary Offering is being conducted by the selling stockholders in coordination with us and our agents, and we will not receive any of the proceeds from the Secondary Offering. We will bear all costs, expenses and fees in connection with the qualification or registration of the shares of Class A Common Stock being offered in the Secondary Offering, including with regard to compliance with state securities or "blue sky" laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of their shares of Class A Common Stock.

The minimum per-investor investment in the Regulation A Offering was originally $497.25, or 117 shares of Class A Common Stock. On July 8, 2022, the SEC qualified our post-qualification amendment to our Form 1-A Regulation A Offering Statement. Pursuant to the qualified post-qualification amendment, the minimum investment amount was lowered to $250.75, or 59 shares.

The Company had formerly engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with the Offering, but not for underwriting or placement agent services. Prior to the termination of Dalmore's agreement with the Company, Dalmore became entitled to a 1% commission on sales that had been made in this Offering, a one-time advance payment for out-of-pocket expenses equal to $5,000, a consulting fee of $20,000, and $11,750 for fees payable to FINRA. On or around June 1, 2022, our broker-dealer agreement with Dalmore was terminated.

In addition to the out-of-pocket expenses, consulting fees and FINRA fees indicated above, we and the selling stockholders are required to pay Dalmore total commissions of $1,420.86.

The Offering will terminate on the earlier of: (i) such time as our board of directors decides that it is in our best interest to terminate the Offering; (ii) such time as $74,857,914.00 of our Class A Common Stock is sold subsequent to the date of the amended Regulation A Offering Statement; or (iii) February 17, 2025. This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company. Once investor subscriptions are accepted by the Company, funds will be deposited into an account controlled by the Company. In the event we terminate the Offering before the maximum offering amount is sold, we will close on all funds received and accepted up to that time and promptly issue all purchased and unissued Class A Common Stock. If an investor's subscription is rejected, the investor's payment (or portion thereof if partially rejected) will be returned within 30 days without interest.

We may hold a series of closings at which we and the selling stockholders receive the funds from the segregated investment account and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us and the selling stockholders for securities sold by us and the selling stockholders, respectively, and we and the selling stockholders will have access to these funds even if they do not cover the expenses of the Offering. We expect to hold closings on at least a monthly basis.

As of the date of this offering statement, $142,086 had been raised from the Offering, including $42,626 sold by selling stockholders.

Other Recent Developments

Since December 2021, we have granted options to certain employees and other participants in our Stock Incentive Plan to purchase a total of 610,348 shares of Class A Common Stock at an exercise price of $2.00 per share, and an option to purchase 575,374 shares at an exercise price of $4.25 per share. The options have ten-year terms. The options generally vest in equal monthly installments over four years.

From January 2022 to June 10, 2022, the number of our employees decreased from 12 full-time and 2 part-time employees to 8 full-time and 2 part-time employees, respectively. In April 2022, a number of employees agreed to reductions in their monthly salaries. In aggregate, total monthly salaries were reduced by on average 40%. During the same period, one employee was granted 8,374 shares of restricted Class A Common Stock in exchange for services.

Since our inception and as of June 10, 2022, we had raised approximately $4.9 million from issuances of SAFEs, common stock and preferred stock in offerings that occurred prior to the commencement of the Offering.

Impact of COVID-19 Pandemic

The current global pandemic of a novel strain of coronavirus, or COVID-19, and the global measures taken to combat it, may have an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to the pandemic. Some measures that directly or indirectly impact our business include voluntary or mandatory quarantines, restrictions on travel and limiting gatherings of people in public places.

We believe that we have fully complied with all state and local requirements relating to COVID-19. We have undertaken various measures in an effort to mitigate the spread of COVID-19, including encouraging employees to work remotely if possible. We also have enacted business continuity plans, which may make maintaining our normal level of corporate operations, quality controls and internal controls difficult. Moreover, the COVID-19 pandemic may cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, the COVID-19 pandemic and mitigation efforts may also adversely affected our customers' financial condition, resulting in reduced spending for the products we sell.

As events are rapidly changing, we do not know how long the COVID-19 pandemic and the measures that have been introduced to respond to it will disrupt our operations or the full extent of that disruption. Further, once we are able to restart normal business hours and operations doing so may take time and will involve costs and uncertainty. We also cannot predict how long the effects of the COVID-19 pandemic and the efforts to contain it will continue to impact our business after the pandemic is under control. Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. It is also possible that the impact of the pandemic and response on our suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures have negatively impacted, and may continue to impact, our business and financial condition as the responses to control COVID-19 continue.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering statement, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also "*Risk*

Factors" above.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

- our ability to acquire new customers or retain existing customers;

- our ability to offer competitive product pricing;

- our ability to broaden product offerings;

- industry demand and competition;

- our ability to leverage technology and use and develop efficient processes;

- our ability to attract and retain talented employees; and

- market conditions and our market position.

Emerging Growth Company

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

- disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Operating Results

For the fiscal years ended December 31, 2021 and 2020, we had no revenue. Net loss for the year 2021 was $3,808,826 as compared to net loss for the year 2020 of $724,839.

Comparison of Years Ended December 31, 2021 and 2020

| | Year Ended December 31, | | Change | |
	2021	2020	$	%
Revenues	$ -	$-	$-	-%
Cost of revenues	-	-	-	-
Gross profit	-	-	-	-
Operating expenses				

Selling, general and administrative	$ 1,004,072	$448,294	$ 555,778	124.0%
Research and development	2,825,586	276,546	2,549,040	921.7
Total operating expenses	3,829,658	724,839	3,104,819	428.3
Total operating loss	(3,829,658)	(724,839)	3,104,819	428.3
Other income - PPP loan forgiveness	20,832	-	20,832	100.0
Net loss	$ (3,808,826)	$(724,839)	$3,083,987	425.5%

Operating Loss

Our total operating loss increased approximately $3.1 million, to approximately $3.8 million for the year ended December 31, 2021 from approximately $0.7 million for the year ended December 31, 2020, or 428.3%. This overall increase was comprised of an increase in selling, general and administrative expenses of approximately $0.6 million, or 124.0%, from approximately $0.4 million for the year ended December 31, 2020 to approximately $1.0 million for the year ended December 31, 2021, and an increase in research and development expenses of approximately $2.5 million, or 921.7%, from approximately $0.3 million for the year ended December 31, 2020 to approximately $2.8 million for the year ended December 31, 2021. The increase in selling, general and administrative expenses was primarily due to increased expenses for advertising, marketing and business development costs. The increase in research and development expenses was primarily due to increased expenses for payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. For the year 2022, we estimate operating loss to be approximately $4,000,000; however, this estimate may vary substantially from actual results.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $1,479,904 and an amount due from a stockholder of $67,000. Our total assets were $1,546,904 as of December 31, 2021.

To date, we have financed our operations primarily through proceeds from the sales of our securities.

For the fiscal year ended December 31, 2021, the following capital was raised by the Company:

- April 2021: We conducted the final closing of a Regulation Crowdfunding offering, which raised a total of $1,199,984.

- July 2021: We conducted the final closing of a Regulation Crowdfunding offering, which raised a total of $2,573,950.

- On March 22, 2021, we closed the 2020-2021 Regulation D Offering with gross proceeds of approximately $114,091.

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

We believe that our current levels of cash, whether or not we receive any proceeds from our current Regulation A offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next seven months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our financial resources, including any proceeds that we may receive from our current Regulation A offering, are insufficient to satisfy our capital requirements and business growth goals, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Capital Expenditures and Other Obligations

On May 21, 2020, we received a Paycheck Protection Program loan from TD Bank of $20,832 bearing interest of 1%. Principal and interest was required to be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven.

The Company does not currently have plans to make significant capital expenditures. The Company will continually assess whether such expenditures are warranted.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this offering statement:

	Year Ended	
	December 31, 2021	December 31, 2020
Net cash provided by (used in) operating activities	$ (2,030,094)	$ (762,877)
Net cash provided by (used in) investing activities	-	-
Net cash provided by (used in) financing activities	3,331,719	911,466
Net increase (decrease) in cash and cash equivalents	1,301,625	148,589
Cash and cash equivalents at beginning of period	178,279	29,694
Cash and cash equivalent at end of period	$ 1,479,904	$ 178,279

Net cash used in operating activities was approximately $2.0 million for the year ended December 31, 2021, as compared to net cash used in operating activities of approximately $0.7 million for the year ended December 31, 2020. Our increased operating expenses were the primary driver of the net cash used in operating activities for 2021 compared to 2020.

Net cash used in investing activities was $0 for the years ended December 31, 2021 and 2020 as there were no investing activities during 2021 and 2020.

Net cash provided by financing activities was approximately $3.3 million for the year ended December 31, 2021, as compared to net cash provided by financing activities of $0.9 million for the year ended December 31, 2020. The increase in net cash from financing activities in 2021 compared to 2020 was due to a significant increase in the issuance of securities in 2021 compared to 2020.

Changes to our Capitalization

On September 29, 2021, we amended our Certificate of Incorporation and filed a Certificate of Designations of Series A Preferred Stock. As a result of these filings, we are now authorized to issue two classes of common stock, called Class A Common Stock and Class B Common Stock, and six classes of preferred stock, consisting of six series of Series A Preferred Stock. Class A Common Stock is entitled to one vote per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is entitled to ten votes on any such matter. Each share of Series A Preferred Stock has one vote on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. The preferred stock also has certain conversion, protective and other terms and provisions. See "*Description of Securities*" for further information on our authorized capital stock. In addition, we authorized a 10-for-1 forward stock split of our issued and outstanding common stock, and increased the authorized number of shares under our Stock Incentive Plan from 1,000,000 to 15,000,000.

Conversion of SAFEs

Since inception, the Company has raised $843,265 in exchange for securities called Simple Agreements for Future Equity (collectively, the "SAFEs"). For a detailed description of our current and former SAFEs, please see "*Description of Securities – SAFEs*".

On December 16, 2021, our Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The SAFEs were subsequently converted into 3,687,994 shares of Series A-2 Preferred Stock. For a description of the terms of our Series A Preferred Stock, please see "*Description of Securities – Preferred Stock – Series A Preferred Stock*". These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. We granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements. Unlike the shares being offered in this Offering, the preferred stock issued to our former SAFE holders will be legally restricted from trading until such time as these shares meet the requirements of one or more exemptions from the general restrictions on the resale of private placement-issued securities under U.S. securities laws. The shares issued to our SAFE holders may or may not dilute your investment, or affect your ability to buy or sell your shares or receive an acceptable price for the shares in this Offering. For further information, see "*Risk Factors – You will experience immediate and substantial dilution as a result of this Offering.*" and "*Dilution*".

Regulation Crowdfunding Offerings and Regulation D Private Placement

April to July 2021 Regulation Crowdfunding Offering

From April 7, 2021 to July 7, 2021, we conducted an offering (the "April to July 2021 Offering") of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price per share of $11.06 under Regulation Crowdfunding through Netcapital Funding Portal Inc., or Netcapital, a FINRA/SEC-registered funding portal. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. Initially, we planned to raise up to gross proceeds of $1,070,000; subsequently we amended the offering to permit sales of additional shares for maximum gross proceeds of $3,800,006. On July 17, 2021, we closed the April to July 2021 Offering after receiving approximate gross proceeds of $2,573,950.

July 2020 – April 2021 Side-by-Side Regulation D and Regulation Crowdfunding Offerings

On July 17, 2020, we launched side-by-side offerings of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price of $3.11 per share under Regulation D through Livingston Securities, LLC, or Livingston, a registered broker-dealer and member of FINRA/SIPC (the "2020-2021 Regulation D Offering"), and Regulation Crowdfunding through Netcapital (the "2020-2021 Regulation Crowdfunding Offering"). Livingston was entitled to cash compensation equal to 4.9% of the value of the securities sold through Regulation D and other fees and expenses. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. We planned to raise between $10,000 and $2,499,998 through these concurrent offerings. On March 22, 2021, we closed the 2020-2021 Regulation D Offering with gross proceeds of approximately $114,091. On April 1, 2021, we closed the 2020-2021 Regulation Crowdfunding Offering with gross proceeds of approximately $1,199,984.

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

On May 21, 2020, we received a Paycheck Protection Program loan from TD Bank of $20,832 bearing interest of 1%. Principal and interest was required to be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven.

In May 2021, we bought back 125,000 pre-stock split shares of common stock from one of our engineers at the par value price per share for total consideration of $12.50. In June 2021, we bought back 116,800 pre-stock split shares of common stock from a former employee for par value price per share for total consideration of $11.68.

In August 2021, we agreed that a July 2018 agreement to grant 600,000 pre-stock split shares of common stock to a former employee was effectively null and void following a subsequent verbal agreement by the former employee to forfeit any claim to the shares. Under the terms of our amended and restated cancellation agreement, we agreed to pay the former employee par value price per share for total consideration of $60.00, and to terminate the former employee's advisor agreement with the Company and certain obligations of the former employee to us under that agreement.

In November 2021, an employee agreed to amend the terms of his stock option agreements to change the total number of his option shares from 603,080 to 657,070; to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date; to change the maximum exercise term from three years to ten years, in accordance with our standard option terms; and to allow for the exercisability of his stock options for the portion of the ten-year term remaining if he leaves the Company. Also in November 2021, another employee agreed to amend the terms of his stock option agreement to change the total number of option shares from 629,760 to 676,990; and to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date.

Plan of Operations

Product Development

We have three major product-development goals for the next 12 months**:**

- Adding AI-powered and data-driven models on our AI marketplace. We plan to add around 10 new models per quarter to have a total of approximately 50 models on the platform by July 30, 2022.

- Research and development of the GenesisAI platform/protocol. Our goal is to enhance the protocol so that our technology allows seamless interactions among distinct AI tools. We would like to make progress in allowing AI tools to work synergistically together, including exchanging data and services.

- Researching how to create Artificial General Intelligence (AGI), or the hypothetical ability of an intelligent agent to understand or learn any intellectual task that a human being can. In other words, our AGI research efforts will focus on deploying expert AI models and how to connect them in a way that as a whole they are capable of doing almost everything that humans do (text analysis, speech understanding, image recognition, etc.).

Business Development Goals

Our primary business development goals for the next 12 months will be:

- Increasing number of users. Our goal is to have five times the number of registered users on our platform within 12 months. We believe that the platform will require network effects resulting from having large numbers of users before it can be commercialized.

- Signing partnership agreements with AI companies and individuals who are interested in deploying their solution on our platform.

- Raising more capital so that we can accelerate our growth.

Achieving all of our goals will depend to a large extent on the amount of capital that we will raise within the next 12 months. Should we be unable to meet our capital-raising goal of approximately $52.4 million of additional capital from this Offering, or if the capital that we raise otherwise proves to be insufficient, we may be unable to meet some or all of our planned operations goals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Stock Based Compensation

The Company accounts for share-based compensation under the provisions of ASC 718, Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation expense is measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measured. Share-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

The Company accounts for stock compensation arrangements with non-employees in accordance with Accounting Standard Update (ASU) 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which requires that such equity instruments are recorded at the value on the grant date.

Research and Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31, 2021 and 2020 were $2,825,586 and $276,546 , respectively.

Going Concern

The Company began operations in 2018 and incurred a loss for the period from inception through December 31, 2021. Since inception, the Company has relied on securing stockholder investments and contributions from the founders. As of December 31, 2021, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Compensation of Directors and Executive Officers

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year:

Name	Capacities in Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Archil Cheishvili	Chief Executive Officer	$350,000	_(1)	$350,000[1]
Levan Silagadze	Director	$2,500	_(2)	$2,500[1]
Shota Shanidze	Director	$2,500	_(2)	$2,500[1]
All directors (3 persons)		$355,000	-	$355,000[1]

(1) Mr. Cheishvili was entitled to an annual bonus in the amount of up to $200,000 under his employment agreement with the Company for 2021, but this amount, if any, has not yet been approved by the board of directors. The maximum amount of the 2021 Bonus will be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company's GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company's GenesisAI platform.

(2) Each of Mr. Silagadze and Mr. Shanidze were granted options to purchase 133,431 and 130,430 shares, respectively, of Class A Common Stock upon his appointment in October 2021. The options may be exercised at an exercise price equal to $2.00 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director nominee continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant.

Stock Incentive Plan

In July 2018, we adopted the Stock Incentive Plan. On September 29, 2021, our board of directors and stockholders approved the amendment of the Plan to increase the maximum number of shares of Common Stock that may be issued from 1,000,000 to 15,000,000, and to change all references to "common stock" in the Plan to "Class A Common Stock".

The following is a summary of certain significant features of the Plan. The information which follows is subject to, and qualified in its entirety by reference to, the Plan document itself, which is filed as an exhibit to this offering statement.

Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder's continuing service with our company or one or more of its subsidiaries.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purpose of the Plan is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders.

Administration of the Plan: Administration of the Plan is entrusted to the board of directors. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board's discretion and shall be final and binding on all Participants and any other persons having or claiming any interest in the Plan or in any Award.

Eligible Recipients: Persons eligible to receive awards under the Plan will be all of the Company's employees, officers and directors, as well as consultants and advisors to the Company.

Shares Available Under the Plan: The maximum number of shares of Class A Common Stock that may be delivered to participants under the Plan is 15,000,000, subject to adjustment for certain corporate changes affecting the shares, such as merger and acquisition. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan.

Stock Options

General. Subject to the provisions of the Plan, The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Class A Common Stock to be subject to each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the Board. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall not be less than 100% of the Grant Date Fair Market Value on such future date.

Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form of notice (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Class A Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the compensation committee at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder's service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the compensation committee and reflected in the grant evidencing the award.

Restricted Stock

General. The Board may grant Awards entitling Participants to acquire shares of Class A Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the Participant to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") (Restricted Stock and Restricted Stock Units are each referred to herein as a "Restricted Stock Award").

Dividend. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock ("Accrued Dividends") shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock. The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock.

Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

Stock Appreciation Rights: Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Class A Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Stock Awards: Stock awards can also be granted under the Plan. The Board may grant other Awards of shares of Class A Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Class A Common Stock or other property.

Other Material Provisions: In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Board to the number of shares covered by outstanding awards or to the exercise price of such awards. Except as otherwise determined by the Board at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

Description of Securities

We are offering up to 716,464 shares of Class A Common Stock pursuant to this offering statement.

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our Restated Certificate of Incorporation, our Certificate of Designations of Series A Preferred Stock, and our bylaws, which are included as exhibits to this offering statement.

Capital Stock

Our authorized capital stock consists of 32,000,000 shares of Class B Common Stock, $0.0001 par value per share, 195,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which 612,330 are designated as "Series A-1 Preferred Stock," 3,688,700 are designated as "Series A-2 Preferred Stock," 658,800 are designated as "Series A-3 Preferred Stock," 204,280 are designated as "Series A-4 Preferred Stock," 340,000 are designated as "Series A-5 Preferred Stock," and 8,000,000 are designated as "Series A-6 Preferred Stock". As of the date of this offering statement, we have 17,438,505 shares of Class A Common Stock outstanding, 27,070,462 shares of Class B Common Stock outstanding, and 3,687,994 shares of Series A-2 Preferred Stock outstanding, no other common stock outstanding, and no other preferred stock outstanding. The following is a summary of the rights of our capital stock as provided in our Restated Certificate of Incorporation, our Certificate of Designations of Series A Preferred Stock, and our bylaws. For more detailed information, please see our Restated Certificate of Incorporation, our Certificate of Designations, and our bylaws which have been filed as exhibits to this offering statement.

Common Stock

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock will be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock will automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock will at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or our Restated Certificate of Incorporation. Under our Restated Certificate of Incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors will be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Series A Preferred Stock

Our board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. We collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." We created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of our outstanding SAFEs so that we could convert all of our outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with our other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding will be entitled to be paid out of the cash and other assets of our company available for distribution to its stockholders, prior and in preference to all shares of our common stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of preferred stock been converted into common stock immediately prior to a liquidation, dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock will share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company will not make or agree to make any payments to the holders of common stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which our stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Dilution

The Company is offering up to 716,464 shares of Class A Common Stock at an offering purchase price of $4.25 per share. If we sell all 716,464 shares of Class A Common Stock, the Company will receive $3,044,972 before fees and expenses.

Purchasers of our Class A Common Stock in our offering will experience an immediate dilution of net tangible book value per share from the offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Class A Common Stock and the net tangible book value per share immediately after this Offering.

The net tangible book value of our capital stock as of December 31, 2021 was $1,545,373, or approximately $0.03 per share with 44,476,880 shares outstanding.

After giving effect to the sale of 716,464 shares of our Class A Common Stock in our offering at the offering price of $4.25 per share, and after deducting the estimated offering discounts, commissions, fees and expenses payable by us of $149,204, our adjusted net tangible book value at December 31, 2021 would have been approximately $4,441,141, or approximately $0.10 per share. Assuming maximum offering size, an immediate increase in net tangible book value per share of approximately $0.07 would occur to the existing stockholders, and dilution in net tangible book value per share of approximately $4.15 to new investors who purchase shares in the Offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing Class A Common Stock based on the foregoing maximum offering assumptions.

	Maximum Offering
Offering price per share	$4.25
Net tangible book value per share at December 31, 2021 with 44,476,880 shares of common stock outstanding[1][2]	$0.03
Adjusted net tangible book value per share after this Offering, including the maximum number of shares issuable in this Offering, or 45,193,344 shares of common stock outstanding[1][2]	$0.10
Increase in net tangible book value per share to existing stockholders attributable to this Offering	$0.07
Dilution in net tangible book value per share to new investors attributable to this Offering	$4.15

(1) Except as otherwise disclosed above, the share amounts do not take into account all shares of our capital stock expected to be issued and outstanding after this Offering, including shares of preferred stock that were outstanding as of December 31, 2021, shares of capital stock that were issued since December 31, 2021, and shares expected to be issued upon conversion of outstanding convertible securities prior to or immediately after this Offering. See "*Risk Factors – Risks Related to the Company's Business and Industry – You will experience immediate and substantial dilution as a result of this Offering.*" and "*Description of Securities – Series A Outstanding Preferred Stock*" for further details. These issuances may result in an additional amount of dilution to the net tangible book value per share to new investors.

(2) This table excludes the following:

- 7,593,330 shares of Class A Common Stock underlying outstanding options to our officers, directors, employees and consultants pursuant to the GenesisAI Corporation 2018 Stock Incentive Plan, as amended, or the Stock Incentive Plan or the Plan;

- 15,000,000 shares of Class A Common Stock that may be issued under the Plan, including the shares of Class A Common Stock underlying outstanding options previously granted to our officers, directors, employees and consultants pursuant to the Plan; and

- 3,687,994 shares of Class A Common Stock that may be issued upon conversion of Series A-2 Preferred Stock.

Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), MG Teixeira Inc, a Connecticut corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Boston Private Bank and Trust Company.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.
- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Sharesbeneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

3. Services of the Record Owner

3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of theShares on the books and records of the Issuer. The sole dispositive record of Investor'sbeneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective dateof the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 4 shall cease to be true and correct.

4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

5. Representations and Warranties

5.1 Investor's representations

Investor represents and warrants that:

- Investor is the beneficial owner of the Shares;
- Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
- This Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the

rules or any order, charge or agreement by which Investor is bound.

5.2 The Record Owner's representations and warranties

The Record Owner represents and warrants to Investor that:

- this Agreement has been duly authorized, executed and delivered on the Record Owner's behalf and constitutes the Record Owner's legal, valid and binding obligation; and
- the execution, delivery and performance of this Agreement by the Record Owner does not and will not violate any agreement by which the Record Owner is bound.

6. Fees and Expenses

6.1 Fees

The Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal and the Record Owner. There are no fees payable by the Investor.

7. Scope of Responsibility

7.1 Exclusion of liability

The Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

7.2 Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

7.3 Exculpation in respect of offering documents

The Record Owner and its officers, directors, employees, agents and sub-record owners, if any, shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than the Record Owner including, but not limited to, statements contained in any material relating to the offering and sale of Shares.

8. Termination

8.1 Method

The Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

8.2 Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

8.3 Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

9. Notices and Recordkeeping

9.1 Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

9.2 Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

MG Teixeira Inc
mannyteixeria@gmail.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

10. General

10.1 No advice

The Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

10.2 Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless the Record Owner otherwise agrees in writing.

10.3 Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

10.4 Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

10.5 Entire agreement

This document represents the entire agreement of the parties, and supersedes any previous agreements and understandings among the parties relating to the subject matter of this Agreement.

10.6 Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

10.7 Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

10.8 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.